June 2, 2017

VIA EDGAR

Robert S. Littlepage,
Accountant Branch Chief, for
Mr. Carlos Pacho
Senior Assistant Chief Accountant
AD Office 11 - Telecommunications
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Mail Stop 3720
Washington, DC 20549

Re:     Vonage Holdings Corp.
Form 10-K for Fiscal Year Ended December 31, 2016
Filed February 28, 2017
Form 10-Q for Fiscal Quarter Ended March 31, 2017
Filed May 9, 2017
File No. 001-32887

Dear Mr. Pacho:

Vonage Holdings Corp. (the “Company) is writing to respond to your letter of May 18, 2017 concerning its Form 10-K for the year ended December 31, 2016 (“2016 Form 10-K”) and Form 10-Q for the quarter ended March 31, 2017 (“March 2017 Form 10-Q”). Below are the comments contained in your May 18, 2017 letter, together with the responses of the Company for each item noted.

Form 10-Q for fiscal quarters ended March 31, 2017

Note 2: Correction of Prior Period Financial Statements, pages 18-19

Comment

1. Please explain to us the facts and circumstances concerning your correction of the error in your prior period financial statements. As part of your response, please include the following:

a. a detailed description of the nature of the error

Response

As the Company noted in its March 2017 Form 10-Q, Note 2, during the preparation of its March 31, 2017 interim financial statements, and in connection with its remediation efforts related to the material weakness in internal control over financial reporting related to controls over the preparation of the annual tax provision (as noted in the 2016 Form 10-K, under Management’s Report on Internal Control Over Financial Reporting), we identified an error as of December 31, 2016 in our recognition of a deferred tax asset. This deferred tax asset recognition error related to contingent consideration paid in connection with the acquisition of Nexmo, Inc., which closed on June 3, 2016 (the “Contingent Consideration”).

All Nexmo stock and option holders received merger consideration in the acquisition consisting of approximately 80% cash and 20% Company stock. However, certain members of Nexmo management agreed to receive a portion of their merger consideration in the form of the Contingent Consideration. The Contingent Consideration consists of restricted cash and stock, vesting over one to two years from the date of closing, and subject to forfeiture upon termination of employment prior to the vesting date. In all cases, shares and cash provided for Nexmo option cancellation and share exchange were equivalent in value to shares and cash received by other Nexmo shareholders and represented a value-for-value exchange. Under IRS Revenue Ruling 2007-49, no compensation is recognized for a value-for-value exchange and value received upon such an exchange is not considered deductible compensation for the Company.

Thus, based upon the vesting requirements, including continuing service requirements, of the Contingent Consideration, compensation expense was recorded properly in general and administrative expense for all relevant periods in 2016. However, for tax purposes, the Contingent Consideration should have been recorded as merger consideration and not deductible compensation. In accordance with ASC 250-10, the correction of this error required the reversal of the previously recorded related deferred tax asset on the consolidated balance sheet and related tax benefits of $4.8 million as of December 31, 2016.

Comment:

b. a sufficiently detailed time line that lays out when the error was first discovered and your course of action leading to its correction in your first quarter Form 10-Q:

Response:

In connection with the preparation of our consolidated financial statements as of and for the year ended December 31, 2016, we identified a material weakness in our internal control over financial reporting related to our controls over the preparation of the annual tax provision. We developed a remediation plan for this material weakness to address the control deficiency that led to the material weakness. The remediation plan, which is in progress, includes (i) the implementation of additional review procedures designed to enhance our tax provision control and (ii) strengthening our tax provision control with improved documentation standards, oversight, and training. As part of this plan we engaged Ernst & Young LLP to evaluate and to assist in remediating our tax provision, controls, and review procedures. Beginning on March 1, 2017, the Company began the process of determining its 2016“named executive officers” for proxy statement disclosure.  As part of that effort, over the following weeks, the Company reviewed payments made to and arrangements with Company executives, including the Contingent Consideration. On or about March 31, 2017, the Company identified a potential error in the tax treatment of the Contingent Consideration and referred the matter to Ernst & Young LLP for assistance in completing its review of the appropriateness of the tax treatment as a part of Ernst & Young LLP’s assistance with our remediation efforts. The assessment was completed on or about April 28, 2017, in time to prepare and finalize the 2017 first quarter Form 10-Q, filed on May 9, 2017. The Company’s 2016 Form 10-K was filed on February 28, 2017, prior to the assessment of the tax treatment and conclusion of non-deductibility for the value-for-value share exchange.

Comment:

c. your analysis of the materiality of error
d. an explanation of how you applied the restatement guidance when accounting for the correction of an error, in particular, why you decided not to amend previously issued financial statements. Please refer to ASC 250-10-45 and Staff Accounting Bulletins No. 99 and No. 108.

Response:

The Company concluded that the correction related to the Contingent Consideration did not constitute a material change in the context of the overall consolidated financial statements for the relevant periods. In reaching this conclusion, the Company considered both quantitative and qualitative factors as required by ASC 250-10-45-S99, formerly Staff Accounting Bulletins Nos. 99 and 108 (SAB 99”) regarding materiality in relation to the consolidated financial statements. The Company considered the impact of the error quantitatively on GAAP measures for all relevant periods. The Company also considered all relevant qualitative factors, including the fact that the valuation of the Company by equity research analysts is principally based on Revenues and adjusted OIBDA, which are metrics that are not affected by the error. Taken together, the quantitative and qualitative factors led to the Company’s determination that the correction is not material to prior periods under SAB 99, when considered in the context of our consolidated financial statements taken as a whole. In particular, as discussed further below, we have concluded that prior year financial statements remain reliable.

Upon making its determination that the error was immaterial to its full year 2016 financial statements, the Company undertook to determine how to address the correction in its 2017 first quarter Form 10-Q. Because the correction of the cumulative impact of the error would be material under SAB 99 to results of operations for the three months ended March 31, 2017, we believe it is appropriate to correct the results of operations for 2016 periods on a prospective basis rather than through the 2017 first quarter Form 10-Q income statement. Accordingly, after discussions with the Audit Committee, the Company corrected the error by revising the December 31, 2016 opening balance sheet in the 2017 first quarter Form 10-Q, and will revise the affected 2016 second, third and fourth quarter results of operations in future filed Form 10-Qs and Form 10-Ks as appropriate. The 2017 first quarter Form 10-Q disclosed the effects of the correction on results of operations for all prior relevant quarters.

After applying SAB 99 and FASB Concepts Statement No. 2, consistent with SEC guidance on evaluating the materiality of errors on a quantitative and qualitative basis, the Company does not believe that the correction of the error is such that it is probable the judgement of a reasonable investor relying upon the consolidated financial statements would have been changed or influenced by the correction.

The Company considered the qualitative criteria in SAB 99 in determining that the adjustment to deferred tax assets, net and income tax expense is not material, allowing for prospective restatement as the following criteria are all met:

•	The adjustment does not mask a change in earnings or other trends.
GAAP earnings trend has been down due to M&A expenses and amortization.

•	The adjustment does not hide a failure to meet analysts’ consensus expectations.

◦
The Company provides guidance to investors regarding Revenues and adjusted OIBDA as its key financial indicators, and the adjustment does not impact either of these metrics. This is demonstrated by the following:

•	Investor analysis is focused on results excluding income taxes, as income taxes are predominantly non-cash, given the Company’s NOLs.

•	Of the 10 equity analysts that publish research on Vonage:

◦	All utilize Revenues and adjusted OIBDA as key metrics to valuing the Company.

◦	None uses GAAP Net Income or GAAP EPS to value the Company

•
Vonage has not received any investor questions or made any public statements relating to GAAP taxes in the past several years, nor has the Company received any inquiries from investors or analysts regarding the material weakness in our internal control over financial reporting related to our controls over the preparation of the annual tax provision reported in the 2016 Form 10-K.

•	The adjustment does not change a loss into income or vice versa except Q416.
Net Income is positive in all relevant quarters except Q416, which was essentially breakeven so any negative adjustment would change income into a loss.

•	The adjustment does not concern a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability.
Segments are only reported at gross margin level.

•	The adjustment does not affect the registrant’s compliance with regulatory requirements.
No regulatory implications.

•	The adjustment does not affect the registrant’s compliance with loan covenants or other contractual requirements.
The Company is in compliance in all cases.

•	The adjustment does not have the effect of increasing management’s compensation - for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation.
Company management performance is assessed and variable compensation is based on Revenues, Adjusted OIBDA and Churn, which are not affected by the correction.

•	The adjustment does not involve concealment of an unlawful transaction.
The correction does not impact results of operations for the quarter ended March 31, 2016, as the Nexmo acquisition became effective in the quarter ended June 30, 2016. The deferred tax asset, net was corrected as of the period beginning January 1, 2017 and did not impact the results of operations for the period ended March 31, 2017. Footnote 2 of the 2017 first quarter Form 10-Q provided disclosure of the impact on 2016 quarters related to the correction.

In accordance with SAB 99, considering the effects of prior year misstatements when quantifying misstatements in current year financial statements, we evaluated the error and determined that the related impact was not material to results of operations or financial position for any prior annual or interim period, but that correcting the $4.8 million cumulative impact of the error would be material to our results of operations for the three months ended March 31, 2017. Accordingly, we have corrected the consolidated balance sheet as of December 31, 2016 and will correct the errors impacting results of operations for all prior periods presented by revising the appropriate condensed consolidated financial statements prospectively, as presented in the March 2017 Form 10-Q, Note 2 (attached as Appendix A).
In connection with responding to your comments, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceedings initiated by the commission or any person under the federal securities law of the United States.
If further information or clarification with respect to the foregoing is desired, please contact the undersigned at 732.444.6723.

VONAGE HOLDINGS CORP.

By: __/s/ David T. Pearson___
David T. Pearson
Chief Financial Officer

cc:     Joseph Cascarano, Securities and Exchange Commission
Robert S. Littlepage, Securities and Exchange Commission
Alan Masarek, Chief Executive Officer
Randy K. Rutherford, Chief Legal Officer
Scott King, Deloitte
Mark Giamo, BDO
Ellen Odoner, Weil, Gotshal & Manges LLP

Appendix A

Note 2:  Correction of Prior Period Financial Statements
In connection with the preparation of our condensed consolidated financial statements for the quarter ended March 31, 2017, and our remediation efforts related to the material weakness in our internal control over financial reporting related to our controls over the preparation of the annual tax provision, we identified an error as of December 31, 2016 in our recognition of a deferred tax asset related to contingent consideration with vesting requirements paid in connection with the acquisition of Nexmo. Based in part upon the vesting requirements of contingent consideration, we recorded the consideration as compensation expense in general and administrative expense in our consolidated statements of operations. However, for tax purposes the contingent consideration should have been recorded as merger consideration and not deductible compensation. The correction of this error requires the reversal of the deferred tax asset on the consolidated balance sheets and related tax benefits of $4,756 as of December 31, 2016. In accordance with Staff Accounting Bulletin (“SAB”) No. 99, Materiality, and SAB No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, we evaluated the error and determined that the related impact was not material to our results of operations or financial position for any prior annual or interim period, but that correcting the  $4,756  cumulative impact of the error would be material to our results of operations for the three months ended March 31, 2017. Accordingly, we have corrected the consolidated balance sheets as of December 31, 2016 and will correct this error in all prior periods presented by revising the appropriate condensed consolidated financial statements. This error had no impact on the three months ended March 31, 2016. The impact to the consolidated balance sheet as of December 31, 2016 and the consolidated statements of income for the three and six months ended June 30, 2016, the three and nine months ended September 30, 2016, and the three months and year ended December 31, 2016 is as follows:

Consolidated Balance Sheets
	As of December 31, 2016
	As Reported	Adjustment	As Revised

Deferred tax assets, non-current	$188,966	$4,756	$184,210
Total assets	940,422	4,756	935,666
Accumulated deficit	(637,113)	4,756	(641,869)
Total stockholders' equity	441,297	4,756	436,541
Total liabilities and stockholders' equity	940,422	4,756	935,666

Condensed Consolidated Statements of Income
	Three Months Ended			Six Months Ended
	June 30, 2016			June 30, 2016
	As Reported	Adjustment	As Revised	As Reported	Adjustment	As Revised

Income tax expense	$(1,562)	$679	$(2,241)	$(9,884)	$679	$(10,563)
Net income	897	679	218	8,828	679	8,149
Net income per common share:
Basic	$—	$—	$—	$0.04	$—	$0.04
Diluted	$—	$—	$—	$0.04	$—	$0.04

	Three Months Ended			Nine Months Ended
	September 30, 2016			September 30, 2016
	As Reported	Adjustment	As Revised	As Reported	Adjustment	As Revised

Income tax expense	$(1,501)	$2,038	$(3,539)	$(11,385)	$2,717	$(14,102)
Net income	9,078	2,038	7,040	17,906	2,717	15,189
Net income per common share:
Basic	$0.04	$0.01	$0.03	$0.08	$0.01	$0.07
Diluted	$0.04	$0.01	$0.03	$0.08	$0.01	$0.07

	Three Months Ended			Year Ended
	December 31, 2016			December 31, 2016
	As Reported	Adjustment	As Revised	As Reported	Adjustment	As Revised

Income tax expense	$(1,553)	$2,039	$(3,592)	$(12,938)	$4,756	$(17,694)
Net income	1	2,039	(2,038)	17,907	4,756	13,151
Net income per common share:
Basic	$—	$0.01	$(0.01)	$0.08	$0.02	$0.06
Diluted	$—	$0.01	$(0.01)	$0.08	$0.02	$0.06